

John Liu · 2nd

Chief Product Officer | Product & Startup Advisor | Blockchain Speaker & Educator

New York, New York, United States · **Contact info**

500+ connections

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aws Amazon Web Services (AWS)

M University of Michigan

About

Product executive with 20 years of experience in product strategy and institutional finance: TradFi, CeFi, DeFi, DiFi, WiFi(?!). If you are building new technology platforms (especially with blockchain), I am interested!

Featured

Link

FUSION
BRAD LAURIE
JOHN LIU

Fusion | BlockchainBrad | Financial innovation on the...
YouTube

A very long discussion, but one of my most intense and honest discussions in 2019 covering general blockchain questions down to sensitive price talk around the Fusion token.

Link

U.S. DOLLAR
$6.7T
$132%

This digital currency could build a more sustainable...
World Economic Forum

Stablecoins - a price-stable, asset-linked currency - could transform banking for everyone from central bankers to the world's unbanked. Here's how.

Link

The Case for Stablecoins in Growing Regions Around the...
Global Banking & Finance Review

By John Liu, Chief Product Officer, Fusion Foundation
A quick overview of stablecoins and practical use cases developing around the world.

Activity

1,538 followers

John Liu reshared a post · 1mo

Join me on October 18th at Decentralization Deciphered to learn how enterprises are using **#web3** to better distribute / share ownership of business processes, data, and value between each other and their users. ...show more

29

John Liu commented on a post · 1mo

Great to see sustainable wellness and supportive community for the workplace coming together with Motko. Keep on keeping on Kira!

28   10 comments

John Liu commented on a post · 2mo

Excellent work Christoph Niemann

26   2 comments

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Experience

aws **Head of Product Amazon Web3 and Blockchain**
Amazon Web Services (AWS) · Full-time
Jul 2021 - Present · 1 yr 3 mos
New York, United States

Managed blockchain services for DeFi, NFTs, and general Web3 innovations.

Co-Founder
Automatic USA · Self-employed
Jan 2020 - Present · 2 yrs 9 mos

Bringing B2B Fintech to the fragmented used car financing industry.

Advisor
Realio
May 2020 - Present · 2 yrs 5 mos
New York, United States

Digital asset / crypto advisor.

Web3 Product Advisor
Private · Self-employed
Sep 2015 - Mar 2022 · 6 yrs 7 mos

Advising companies across industries and product stages on all things Product: Strategy, Management, Marketing, Processes. Deep product knowledge in DeFi, NFTs, cross-chain / interoperability, ' ...see more

Chief Product Officer
HNN Finance · Contract

UNN Finance · Contract
Sep 2020 - Aug 2021 · 1 yr

Decentralized insurance and optimized collateral for DeFi using decentralized options.

Show all 15 experiences →

Education



University of Michigan
M.S.E., Environmental Water Resources Engineering
2000 - 2001



University of Michigan
B.S.E., Civil and Environmental Engineering
1996 - 2000



NEHS

Skills

Product Management



Endorsed by Lana H. K. Gemmell who is highly skilled at this



Endorsed by 2 colleagues at Visible Alpha



8 endorsements

Product Strategy



5 endorsements

Executive Leadership



3 endorsements

Show all 30 skills →

Recommendations

Received Given



Kurt Tan · 3rd
Managing Director at Artesian. Impact Investing, Measurement & Data Analysis.
November 23, 2008, John was senior to Kurt but didn't manage Kurt directly

John is an intelligent trader who is able to succeed under stressful environments. A self-starter, he is adept at managing multiple projects concurrently.



Jacob Bourne · 2nd
Senior Software Development Engineer | Expert in Python Programming & Machine Learning
November 5, 2008, Jacob worked with John on the same team

John is an outstanding trader with a very quantitative mindset. In challenging market environments John has been able to consistently add value.



Bryan Montgomery · 3rd
Career Firefighter EMT / Instructor, Part Time Freelance Software Engineer / Consultant
November 5, 2008, Bryan worked with John on the same team

John is a great guy to be around and work with. He always has a great attitude. In working with John it was obvious he is very intelligent. He has a great background in technology and was able to leverage that in his dealing with clients and internal groups. Great communicator and interaction with clients. Would be great to work with John again.

Publications

The Case for Stablecoins in Growing Regions Around the Globe
globalbankingandfinance · Nov 28, 2019

Show publication

Global projects like Facebook Libra and JPM Coin have captivated the world with the potential that stablecoins (cryptocurrencies pegged to assets with perceived relative stability like the USD, the Swiss Franc—eve ...see more

This digital currency could build a more sustainable global economy
World Economic Forum (WEF) · Nov 26, 2019

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Whether we are talking about trade and investment or banking and payments, stablecoins and the technology underlying them will be the building blocks of a more sustainable, inclusive, and resilient global financ ...see more

Blockchain Technology Breakthrough Pushes The Global Financial Revolution Forward
Fusion Foundation · Nov 13, 2018

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Fusion's DCRM Open-Source Technology Explained. Why interoperability in decentralized fashion is important for realization of Internet of Value.

Show all 4 publications →

Languages

Chinese
Native or bilingual proficiency

English
Native or bilingual proficiency

Interests

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